Exhibit 99.1

ENDRA Life Sciences Reports Third Quarter 2018 Financial Results

Management to Host Conference Call Today at 4:30 p.m. ET

ANN ARBOR, MI / ACCESSWIRE / November 5, 2018 / ENDRA Life Sciences Inc. (''ENDRA'') (NDRA), a developer of enhanced ultrasound technologies, reported its financial and operational results for the three and nine months ended September 30, 2018.

Key Third Quarter 2018 and Subsequent Highlights:

●
Issued an Investigational Testing Authorization ("ITA") by Health Canada, allowing ENDRA to initiate human studies with its Thermo-Acoustic Enhanced Ultrasound ("TAEUSTM") clinical system targeting Non-Alcoholic Fatty Liver Disease ("NAFLD").

●
Showcased TAEUS™ NAFLD application at the EASL Non-Alcoholic Fatty Liver Disease Summit in Geneva, Switzerland in September 2018.

●
Granted three U.S. patents supporting the TAEUS™ clinical product, bringing ENDRA's total current intellectual property portfolio to 40 assets in preparation, filed, issued or licensed, encompassing a range of device and method-focused IP in targeted global markets, including:

●
Commenced pre-commercialization activities to raise industry awareness in anticipation of the commercial launch in Europe in 2019, including 1) securing exhibit space at notable liver disease and ultrasound industry events in Basel, San Francisco and Chicago in November 2018 and 2) publishing educational animations through social media and ENDRA's website (endrainc.com).

●
In October 2018, strengthened balance sheet with a public offering of approximately 1.5 million shares of common stock, generating gross proceeds of approximately $3.1 million.

Management Commentary

"The third quarter of 2018 was highlighted by continued progress towards the commercialization of our proprietary Thermo-Acoustic Enhanced Ultrasound system," said Francois Michelon, CEO of ENDRA Life Sciences.

"During the quarter we advanced product development, expanded our intellectual property portfolio, anchored by the granting of three new U.S. patents, and ramped up pre-commercialization activities to raise awareness of our TAEUS clinical product at key industry events within the hepatology, radiology and ultrasound medical communities."

"While ENDRA's first TAEUS application will focus on the quantification of fat in the liver for early detection and monitoring of Non-Alcoholic Fatty Liver Disease, which affects over 1 billion people globally, TAEUS is a highly scalable platform with multiple potential clinical applications and revenue streams beyond liver disease. We believe that our formal attendance at these events will allow us to gather valuable insights from clinical thought leaders while simultaneously generating leads for potential future early adopters," continued Michelon.

"Most importantly Health Canada issued ENDRA an Investigational Testing Authorization to commence human studies with our Thermo-Acoustic Enhanced Ultrasound, or TAEUS™, clinical system. The ITA application was reviewed under a Class II designation and the study will be conducted in collaboration with Imaging Laboratories at Robarts Research in London, Canada. We received this approval subsequent to the closing of the third quarter."

"Volunteer recruitment has been strong and we expect initial studies to be completed in the coming weeks with preliminary data expected sometime in December 2018. This study will provide key insights into clinical workflow and TAEUS' quantitative methodologies, an important step towards our commercialization goals. It's also important to note that the Canadian study is only the first of several planned clinical studies for our fatty liver application," stated Michelon.

"On the financial front, we completed a public offering of common stock generating approximately $3.1 million in gross proceeds to strengthen our balance sheet and extend our operational runway towards commercialization of the first TAEUS clinical product. This offering was completed subsequent to the closing of the third quarter and therefore it is not represented in our financial statements as of September 30, 2018.

"As we now move towards the close of the fourth quarter of 2018, we believe ENDRA is positioned to deliver key milestones for ENDRA's Fatty Liver application in 2018 and 2019, including:

●
First human study completed by December 2018, yielding insights into TAEUS' quantitative methodologies, and supportive safety and human factor data for its CE application;

●
Pre-commercialization awareness building at key industry tradeshows in Q4 2018;

●
Quality management system implementation to support applications to receive ISO certification and CE mark in the first half of 2019; and

●
Commercial launch of TAEUS liver device in Europe in the first half of 2019.

"As evidenced by the recent positive developments in the liver disease and therapy landscape, and based upon our conversations at industry tradeshows, we continue to believe a diagnostic tool at the earliest stage of liver disease (NAFLD) strategically positions ENDRA for substantial adoption of its TAEUS clinical product once human data is obtained and CE mark is granted. We look forward to speaking with investors and analysts at upcoming investor and industry events in the months ahead," concluded Michelon.

Third Quarter 2018 Financial Results

We had no revenue in Q3 2018, compared to $0.3 million in Q3 2017. The revenue in 2017 was a result of the sale of one of our Nexus 128 pre-clinical systems.

Operating expenses increased to $2.4 million in Q3 2018 as compared to $1.1 million in Q3 2017. The increase in operating expenses was primarily due to increased expenditures on research and development of ENDRA's TAEUS technology, and the one time write down of inventory related to our Nexus 128 product line.

Net loss in Q3 2018 totaled $2.8 million, or ($0.70) per basic and diluted share, as compared to a net loss of $0.9 million, or ($0.23) per basic and diluted share, in Q3 2017.

Cash at September 30, 2018 totaled $0.6 million, as compared to $2.2 million at June 30, 2018. Subsequent to the closing of the third quarter, the Company completed a public offering of common stock, generating approximately $3.1 million in gross proceeds.

Conference Call

ENDRA CEO Francois Michelon, CFO David Wells and CTO Michael Thornton will host a conference call, followed by a question and answer period.

To access the call, please use the following information:

Date: Monday, November 5, 2018
Time: 4:30 p.m. EST, 1:30 p.m. PST
Toll-free dial-in number: 1-877-407-8035
International dial-in number: 1-201-689-8035

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at http://www.investorcalendar.com/event/39475 and via the investor relations section of the Company's website at www.endrainc.com.

A replay of the conference call will be available after 4:30 p.m. Eastern time through November 19, 2018.

Toll-free replay number: 1-877-481-4010
International replay number: 1-919-882-2331
Replay ID: 39475

About ENDRA Life Sciences Inc.

ENDRA Life Sciences Inc. ("ENDRA") (NDRA) is a developer of enhanced ultrasound technologies. ENDRA is developing a next generation Thermo-Acoustic Enhanced UltraSound (TAEUS™) platform to enable clinicians to visualize human tissue composition, function and temperature in ways previously possible only with CT & MRI - at a fraction of the cost, and at the point-of-care. ENDRA's first TAEUS application will focus on the quantification of fat in the liver, for early detection and monitoring of Non-Alcoholic Fatty Liver Disease (NAFLD). ENDRA's goal is to bring new capabilities to ultrasound - thereby broadening access to better healthcare. For more information, please visit www.endrainc.com.

About Non-Alcoholic Fatty Liver Disease (NAFLD)

NAFLD is a condition closely associated with obesity, diabetes, hepatitis-C and certain genetic predispositions in which fat accumulates in the liver. NAFLD affects over 1 billion people globally and is estimated to cost the U.S healthcare system over $100 billion annually. NAFLD is often asymptomatic and if left untreated, NAFLD can progress to inflammation (NASH), tissue scarring (fibrosis), cell death (cirrhosis) and liver cancer. By 2025, NAFLD is forecast to be the greatest root cause of liver transplants. The only tools currently available for diagnosing and monitoring NAFLD are impractical: expensive Magnetic Resonance Imaging (MRI) or an invasive surgical biopsy.

Forward-Looking Statements

All statements in this release that are not based on historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect," "may," "will," "should," "could," "seek," "intend," "plan," "goal," "estimate," "anticipate," or other comparable terms. Examples of forward-looking statements include, among others, statements we make regarding the results of pending human studies and nature of the data obtained from such trials; the adequacy of protections afforded to us by the patents that we own and the success we may have in, and the cost to us of, maintaining, enforcing and defending those patents; expectations concerning ENDRA's ability to secure regulatory approvals; anticipated product pricing; expectations with respect to current and future partnerships; estimates of the timing of future events and achievements; and expectations concerning ENDRA's business strategy. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including, among others, the following: our ability to develop a commercially feasible technology; receipt of necessary regulatory approvals; our ability to find and maintain development partners; market acceptance of our technology; the amount and nature of competition in our industry; our ability to protect our intellectual property; and the other risks and uncertainties described in ENDRA's filings with the Securities and Exchange Commission. The forward-looking statements made in this release speak only as of the date of this release, and ENDRA assumes no obligation to update any such forward-looking statements to reflect actual results or changes in expectations, except as otherwise required by law.

Company Contact:

David Wells
Chief Financial Officer
(734) 997-0464
investors@endrainc.com
www.endrainc.com

Media & Investor Relations Contact:

MZ North America
Chris Tyson
Managing Director
(949) 491-8235
NDRA@mzgroup.us
www.mzgroup.us

ENDRA Life Sciences Inc.
Condensed Consolidated Balance Sheets

	September 30	December 31,
Assets	2018	2017
Assets	(unaudited)
Cash	$637,124	$5,601,878
Accounts receivable	12,275	6,850
Prepaid expenses	328,046	67,496
Inventory	-	191,680
Other current assets	21,166	14,249
Total Current Assets	998,611	5,882,153
Other Assets
Fixed assets, net	293,303	241,549
Total Assets	$1,291,914	$6,123,702

Liabilities and Stockholders’ (Deficit) Equity
Current Liabilities:
Accounts payable and accrued liabilities	$1,068,337	$848,214
Convertible notes payable, net of discount	681,187	-
Total Liabilities	1,749,524	848,214

Stockholders’ (Deficit) Equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,947,828 and 3,923,027 shares issued and outstanding	394	392
Additional paid in capital	24,868,082	23,170,531
Accumulated deficit	(25, 326,086)	(17,895,435)
Total Stockholders’ (Deficit) Equity	(457,610)	5,275,488
Total Liabilities and Stockholders’ Equity	$1,291,914	$6,123,702

ENDRA Life Sciences Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Revenue	$-	$287,000	$6,174	$344,772

Cost of Goods Sold	-	118,270	-	169,697

Gross Profit	$-	$168,730	$6,174	$175,075

Operating Expenses
Research and development	1,162,911	300,527	3,671,490	571,066
Sales and marketing	72,179	47,375	220,713	55,403
General and administrative	832,883	731,762	2,842,631	1,878,093
Impairment of inventory	287,541	-	287,541	-
Total operating expenses	2,355,514	1,079,664	7,022,375	2,504,562

Operating loss	(2,355,514)	(910,934)	(7,016,201)	(2,329,487)

Other Expenses
Other income (expense)	(403,061)	2,026	(414,450)	(752,835)
Total other expenses	(403,061)	2,026	(414,450)	(752,835)

Loss from operations before income taxes	(2,758,575)	(908,908)	(7,430,651)	(3,082,322)

Provision for income taxes	-	-	-	-

Net Loss	$(2, 758,575)	$(908,908)	$(7,430,651)	$(3,082,322)

Net loss per share – basic and diluted	$(0.70)	$(0.23)	$(1.89)	$(1.30)

Weighted average common shares – basic and diluted	3,927,933	3,907,027	3,924,662	2,367,452

ENDRA Life Sciences Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2018	2017
Cash Flows from Operating Activities
Net loss	$(7,430,651)	$(3,082,322)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	48,246	46,121
Common stock, options and warrants issued for services	1,060,012	600,514
Interest on discount of convertible debt	-	711,472
Imputed interest on promissory notes	-	1,480
Amortization of debt discount	383,428	-
Impairment of inventory	287,541	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(5,425)	-
Increase in prepaid expenses	(260,550)	(101,254)
Increase in inventory	(95,861)	(91,574)
Increase in other asset	(6,918)	(1,887)
Increase/(decrease) in accounts payable and accrued liabilities	220,124	(7,879)
Net cash used in operating activities	(5,800,054)	(1,925,329)

Cash Flows from Investing Activities:
Purchases of fixed assets	(100,000)	(7,862)
Net cash used in investing activities	(100,000)	(7,862)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	8,590,700
Repayment of notes payable	-	(50,000)
Proceeds from convertible notes	935,300	225,000
Net cash provided by financing activities	935,300	8,765,700

Net (Decrease)/Increase in cash	(4,954,754)	6,832,509

Cash, beginning of period	5,601,878	144,953

Cash, end of period	$637,124	$6,977,462

Supplemental disclosures:
Interest paid	$-	$-
Income tax paid	$-	$-

Supplemental disclosures of non-cash Items:
Discount on convertible notes	$587,541	$225,000
Conversion of convertible notes and accrued interest	$50,000	$1,726,079